CHINA WIND SYSTEMS, INC.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

November 10, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: Russell Mancuso, Branch Chief

Re:	China Wind Systems, Inc. Form 10-K for the year ended December 31, 2009 Filed March 31, 2010 File No 1-34591

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission in its letter dated September 30, 2010 with respect to the Form 10-K for the year ended December 31, 2009 filed by China Wind Systems, Inc. (the “Company”).

Overview, page 26

1.
With a view towards disclosure in future filings, please tell us the status of your preliminary agreement to supply 12,000 tons of electro-slag remelted forged products mentioned in exhibit 99.3 of your Form 8-K filed February 26, 2010.

Response: We have already begun filling orders under the preliminary agreement on a monthly basis pursuant to individual purchase orders.  As of September 30, 2010, 1,079 tons of electro-slag remelted forged products had been delivered.

Disclosure Controls and Procedures, page 42

2.
It is not clear how Mr. Wu and Ms. Zhang concluded that your controls and procedures were effective as of December 31, 2009.  For example, you refer in the last two paragraphs on page 42 to deficiencies that appear to be the three “significant deficiencies” mentioned in the first paragraph on both page 43 of your Form 10-Q for the quarter ended March 31, 2010.  However, you disclosed in both your Form 10-Q for the quarter ended September 30, 2009 and your Form 10-Q for the quarter ended March 31, 2010 that your chief executive officer and chief financial officer concluded your disclosure controls and procedures were not effective due to the significant deficiencies.  Tell us how they were able to make a different conclusion at December 31, 2009 if the same deficiencies existed at the end of all three periods.

Response:  We have revised the Controls and Procedures sections of both the 10-K for December 31, 2009 and the Form 10-Q for the quarter ended March 31, 2010 so that they both reflect that the controls were not effective at the applicable dates.

Part III, page 44

3.
In our review of your Part III information, we note the disclosure concerning your belief about qualifications to sit on your board on pages 2 and 3 in the “Election of Directors” section of your proxy statement.  It appears that you included only general disclosure in response to Item 401(c) of Regulation S-K.  In future filings, please be more specific in describing the specific experience, qualifications, attributes or skills that led the board to conclude that such person should serve as a director.

Response:  In future filings, we will be more specific in describing the qualifications of the board members.

4.
Please tell us why the table on page 3 about your directors does not include Ms. Teresa Zhang.  We note your Form 8-K filed January 11, 2010 disclosed that Ms. Zhang was appointed as a director on January 11, 2010.

Response:  Ms. Zhang was elected as chief financial officer, and not as a director.  A Form 8-K/A, which was filed on January 13, 2010, corrects the mistake in the January 11, 2010 filing and says “On January 11, 2010, China Wind Systems, Inc. (the “Company”) filed a Current Report on Form 8-K in connection with the election of Xuezhong Hua as a director and Ying (Teresa) Zhang as the Company’s chief financial officer.”  Further, the press release, which was filed as an exhibit to the January 13, 2010 8-K/A clearly states that Ms. Zhang was elected as chief financial officer.  The following language is from the first paragraph of the press release:  “China Wind Systems, Inc. (Nasdaq: CWS) ("China Wind Systems" or the "Company"), a leading supplier of forged products and industrial equipment to the wind power and other industries in China, today announced the appointment of Ying (Teresa) Zhang as the Company's new Chief Financial Officer, effective January 11, 2010. Ms. Zhang replaced Leo Wang, who resigned as Chief Financial Officer on January 5, 2010 due to personal reasons.”

5.
In our review of your Part III information, we note the disclosure concerning director compensation on pages 5 and 6 in the “Directors’ Compensation” section of your proxy statement.  Please tell us why you included under the caption “All Other Compensation” the compensation of $35,000 and $30,000 for shares issued to Mr. Bernstein and Ms. Penick, respectively.  For example, it is unclear why such amounts are not disclosed under another caption such as “Stock Awards.”

Response:  In future filings, the value of stock compensation will be included under the heading “Stock Awards.”

6.	In future filings, please provide the disclosure required by Item 402(r)(2)(iii) of Regulation S-K to the extent applicable.

Response:  The Company will include, in future filings, the aggregate grant date fair value of all stock awards issued to directors listed in the table pursuant to Item 402(r)(2)(iii) of Regulation S-K.

7.
In our review of your Part III information, we note the disclosure concerning executive compensation on pages 10 and 11 in the “Management” section of your proxy statement.  In future filings, please avoid copying inapplicable disclosure from previous filings.  For example, we note you refer in footnote 1 on page 11 to an increase in Mr. Wu’s salary.  However, it does not appear from the table that his salary increased.  We note that you had similar disclosure about an increase in his salary in footnote 1 on page 9 of your definitive information statement filed September 22, 2009 when his salary increased from $7,900 to $10,588.

Response:  In future filings, we will include footnote disclosure in the Summary Compensation Table that only relates to information contained in the table.

8.
Please tell us who received stock awards of $27,908 in 2009 and $0 in 2008 mentioned in two rows in the table on page 11.  We note that he executive officer who received such awards is not identified in the table.  Also, please clarify such disclosure in future filings to the extent applicable.

Response:  The stock awards of 27,908 for 2009 and zero for 2008 were granted to Leo Wang.

9.	Regarding the disclosure in the fourth and fifth paragraphs in the “Related Transactions” section, disclose in future filings:

•	the market price of your common stock when you issued the preferred stock; and

•	the effective price per share of common stock issuable upon conversion of the series A preferred stock that was sold to Barron Partners.

Response:  In future filings, we will disclose in related party transactions, the market price of the common stock when we issue securities to related parties and the effective price per share of common stock issuable upon conversion of preferred stock on an as-if converted basis.

10.	Please tell us where you provided the disclosure required by Item 404(d) regarding the following:

•	the acquisition from a related party for approximately $10,950,000 mentioned in the first paragraph on page 15 of your Form 10-K;

•	the decrease in the amount due to a related party of $431,000 mentioned in the last sentence on page 39 of your Form 10-K; and

•	the repayment of amounts due from related parties of $145,000 mentioned in the first paragraph on page 40 of your Form 10-K.

Response:                                The Section 404(d) disclosure is included as follows:

•
The acquisition for a related party for approximately $10,950,000 occurred in July 2007 and the purchase price was paid in full prior to December 31, 2008.  The transaction is described in several places in the Form 10-K for the year ended December 31, 2008, with the most detailed description being in Item 13.  We have filed as exhibits to our Form 10-K/A the two property and land transfer agreements to which the acquisition relates.

•
The decrease in amount due to a related party of $431,000 was incorrectly labeled.  This actually represents amounts due from a related party and is included in the discussion of the $437,000 due from Wuxi Anyida Machinery Co. Ltd. in Note 8 of the financials (page F-28) of the Form 10-K.  We have corrected the disclosure on page 39 of the 10-K/A accordingly.

•
The repayment of amounts due from related parties of $145,000 related to repayment of us of advances we previous made to Wuxi Huayang Yingran Machinery Co. Ltd.  a former 5% cost method investee. We incurred no other transaction with this company.

Item 15.  Exhibits, Financial Statement Schedules, page 44

11.	Please tell us where you filed as exhibits the agreements related to the transactions with you related parties mentioned in the previous comment.

Response:  We have filed as exhibits agreements related to certain transactions cited in comment 10 in our Form 10-K/A for the fiscal year ended December 31, 2009.

12.	Please tell us where you filed as exhibits the following:

•	the November 1, 2008 amended agreements mentioned in the last paragraph on page 6 and in the first paragraph on page 7 of your Form 10-K;

•	the November 13, 2007 agreements mentioned in the fourth paragraph on page 28 of your Form 10-K; and

•	the March 26, 2010 agreement mentioned in the last paragraph of Note 6(b) on page F-22.

Response:  These agreements are being filed as exhibits to the Form 10-K/A for the fiscal year ended December 31, 2009, with the exception of the November 13, 2007 agreements mentioned in the fourth paragraph on page 28. The correct date of these agreements is October 12, 2007, and such agreements were filed on our Form 8-K on November 13, 2007.  We have amended the reference on page 28 for the correct October 12, 2007 date.

The correct date of the third agreement mentioned in the last paragraph of Note 6(b) on page F-22 is March 29, 2010.

Form 10-Q for the quarter ended June 30, 2010

Management’s Report on Internal Control over Financial Reporting, page 44

13.
It appears that the remediation measures mentioned in the four bullets on page 44 are very similar to the remediation measures mentioned in the four bullets on page 38 of your Form 10-Q for the quarter March 31, 2010.  In future filings, clarify when you have taken the remediation measures and why the remediation measures you have taken to dare have not remediated the deficiencies in your internal control over financial reporting.

Response:  In future filings, we will clarify the status of remediation measures.

Item 6.  Exhibits, page 45

14.	Please tell us where you filed as an exhibit the amended director’s agreement mentioned in the last paragraph on page 26.

Response:  This agreement is being filed as an exhibit to the Form 10-K/A for the fiscal year ended December 31, 2009.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments for not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Jianhua Wu Jianhua Wu Chief Executive Officer

cc:  Asher S. Levitsky P.C.